Exhibit 12.1

Atlas Air Worldwide Holdings, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock

(in thousands, except ratios)

(Unaudited)

	For the Quarter Ended March 31, 2015	For the Years Ended December 31,
		2014	2013	2012	2011	2010
Earnings
Income before income taxes	$36,261	$89,549	$117,822	$205,275	$156,989	$233,110
Distributed income of equity investees	—	—	—	—	1,369	—

Adjusted pre-tax earnings	36,261	89,549	117,822	205,275	158,358	233,110
Add:
Total fixed charges from below	35,968	151,049	137,131	116,188	95,241	90,053
Less:
Capitalized interest, net of amortization	(2,331)	(1,903)	161	17,635	27,596	16,373

Total fixed charges included in income
Before income taxes	38,299	152,952	136,969	98,553	67,645	73,680

Earnings before fixed charges	$74,560	$242,501	$254,791	$303,828	$226,003	$306,790

Fixed charges
Interest expense	$24,548	$104,252	$83,659	$64,532	$42,120	$40,034
Portion of rentals representative of interest factor(b)	11,420	46,797	53,472	51,656	53,121	50,019

Total fixed charges(a)	$35,968	$151,049	$137,131	$116,188	$95,241	$90,053

Ratio of earnings to fixed charges	2.1	1.6	1.9	2.6	2.4	3.4

Adjustment for preferred stock dividends	$—	$—	$—	$—	$—	$—

Ratio of earnings to combined fixed
Charges and preferred stock(c)	2.1	1.6	1.9	2.6	2.4	3.4

(a)	Interest expense includes amounts capitalized, amortization of debt interest and discounts / premiums relating to indebtedness and does not include interest on uncertain tax positions, which is included in income tax expense/(benefit).
(b)	Estimated interest component of operating rentals represents an appropriate portion of rentals representative of the interest factor for operating lease rentals.
(c)	The ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges as there was no preferred stock outstanding.